Filed pursuant to Rule 424(b)(5)
Registration No. 333-221264
Prospectus Supplement
(To Prospectus Supplement dated December 27, 2018
and Prospectus dated November 17, 2017)
Up to $7,043,980
Common Stock

This Prospectus Supplement amends and supplements the information in our Prospectus, dated November 17, 2017 (File No. 333-221264) (the “Prospectus”), and our Prospectus Supplement, dated December 27, 2018 (the “Original Prospectus Supplement”). This Prospectus Supplement should be read in conjunction with the Prospectus and the Original Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus or the Original Prospectus Supplement. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and the Original Prospectus Supplement, and any future amendments or supplements thereto.

We filed the Original Prospectus Supplement on December 27, 2018 to register the offer and sale of shares of our common stock from time to time pursuant to the terms of an Equity Distribution Agreement we entered into with Canaccord Genuity LLC, or Canaccord.

As of June 6, 2019, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $30,166,915, which was calculated based on 19,092,984 shares of our outstanding common stock held by non-affiliates at a price of $1.58 per share, the closing price of our common stock on May 30, 2019. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this Prospectus Supplement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. During the 12 calendar months prior to, and including, the date of this Prospectus Supplement, we sold 5,005,505 shares of common stock pursuant to General Instruction I.B.6 of Form S-3, for aggregate gross proceeds of $3,011,658.

Through the date hereof, we have sold shares of our common stock through Canaccord under the Equity Distribution Agreement pursuant to the Original Prospectus Supplement for an aggregate purchase price of $11,658, which leaves us with $9,988,342 of our common stock that remains available under the Equity Distribution Agreement. We are filing this Prospectus Supplement to amend the Original Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Equity Distribution Agreement, we may offer and sell additional shares of our common stock having an aggregate offering price of up to $7,043,980 from time to time through Canaccord. If our public float increases such that we may sell additional amounts under the Equity Distribution Agreement and the registration statement and Prospectus of which this Prospectus Supplement and the Original Prospectus Supplement are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on The Nasdaq Global Market under the symbol “OBLN.”

Investing in our common stock involves significant risks. Before making an investment decision, please read the information under the heading “Risk Factors” in the documents we incorporate by reference in this Prospectus Supplement for more information before you make any investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

Canaccord Genuity
The date of this Prospectus Supplement is June 7, 2019.